

Mail Stop 3030

June 1, 2009

David Schlotterbeck
Chairman and Chief Executive Officer
CareFusion Corporation
3750 Torrey View Court
San Diego, California 91230

> **Re: CareFusion Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed May 12, 2009**
> **File No. 001-34273**

Dear Mr. Schlotterbeck:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 14

1.   We note your responses to prior comments 15 and 16. Please include a risk factor discussing the uncertainties relating to the additional $462 million tax proposed by the IRS, the amount of the contingent tax reserves that you have established, and the potential impact on your business if you are required to pay the full amount the IRS is seeking.

Capitalization, page 29

2. We refer to our prior comment 6. Please revise the Capitalization table to remove cash and cash equivalents since this is not part of your capitalization. We note that pro forma cash is separately presented in your pro forma financial information on page 35.

Unaudited Pro Forma Condensed Combined Financial Statements, pages 30-37

3. We refer to our prior comment 7. We also note the discussion on page 7 that you expect to obtain debt commitment letters from a syndicate of lenders to provide up to $1.9 billion in debt financing. Please clarify whether you currently have any debt commitment letters or have identified any lenders for the debt financing to be entered into prior to or concurrently with the completion of the separation. In addition, please revise to clarify the amount of the dividend that will be paid to Cardinal and tell us where this is reflected in the pro forma financial statements.

4. We note the discussion in the fifth bullet on page 30 that the pro forma financial statements have been adjusted for the impact of the separation agreement, tax matters agreement, transition services agreement, employee matters agreement and certain commercial agreements. Please revise Note (a) to disclose the specific pro forma adjustments for each of these agreements and indicate how the amounts were determined.

5. We refer to our prior comment 8. We also see your disclosure on page 31 that in the first year following separation operating costs are estimated to be approximately $25-$30 million higher than the general corporate expenses historically allocated from Cardinal and that no pro forma adjustments have been made for these additional costs. Please disclose the reason that these costs are not reflected in your pro forma financial statements. In addition, tell us why these estimated costs have not been disclosed in your summary historical and unaudited pro forma information on pages 12 and 13.

6. Please revise Note (c) on pages 32 and 33 to disclose how the pro forma adjustments were determined. In addition, revise Note (e) to clarify how the adjustments to income taxes were determined for each separate column on pages 32 and 33.

7. Please tell us if footnote (h) explains the financing adjustments to cash on page 35.

8. We refer to our prior comment 10. Please revise the headings in your pro forma statements labeled "Discontinued Operations Adjustments" to clearly indicate the

> nature of these adjustments and whether these operations are discontinued or if they reflect continuing businesses retained by Cardinal that are not transferred to CareFusion.

9. Please tell us why you have presented the pro forma condensed combined statements of earnings for fiscal years 2007 and 2006.

Income Taxes, page 44

10. We note your response to prior comment 16. Please disclose how you determined which portion of the $598.1 million will be attributed to you and which portion is attributable to Cardinal Health.

Compensation Discussion and Analysis, page 88

11. With a view to possible disclosure, please tell us when you expect to form a compensation committee and finalize your compensation policies and agreements relative to the effective date of the registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 124

12. We note your response to comment 25. Please revise your disclosure to identify the persons with voting and/or dispositive power over the shares held by the entities in your table.

Financial Statements

13. We refer to our prior comment 33. Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Note 9. Income Taxes, page F-30
Note 4. Income Taxes, page F-57

14. We refer to our prior comment 15. Please disclose the contingent tax reserves that you have provided under FIN 48 for the significant additional tax proposed by the IRS of $462 million. Your disclosure should also indicate how these reserves were determined.

Note 19. FDA Consent Decree, page F-43
Note 11. FDA Consent Decree, page F-65

15. We refer to our prior comment 36. We note your discussion that you cannot currently predict the outcome of the Original and Amended FDA Consent

Decrees. Please revise to discuss the reason that you cannot predict the outcome of these matters or the ultimate impact on your business and clarify how you determined the amount of the reserve. In addition, we note that the Amended Consent Decree requires the FDA to notify you by June 3, 2009, whether the corrective plan is acceptable. Please update the status of this matter in your next amendment.

Exhibits

16. We note your response to prior comments 37 and 38. Please tell us where you have filed Schedules A through E of exhibit 10.1, the Transition Services Agreement, and Exhibits D1-D4 of the Separation Agreement filed as exhibit 2.1.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jong Hwang at (202) 551-3327 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Senior Attorney

cc (via fax):   Erika Weinberg, Esq. — Weil, Gotshal & Manges LLP